supplemental benefits based on the average compensation received over a specified period and the number of years of service by such participant. Participants in the Supplemental Executive Plan ceased accruing benefits under this plan as of July 19, 2001.

C. Board Practices

      Our bye-laws provide that our initial board of directors shall consist of 17 directors, one of whom shall be the chief executive officer. Eight of the other sixteen directors of our initial board of directors must be independent directors. Following the expiration of the term of our initial board of directors, a majority of our directors must be independent directors and the person appointed as our chief executive officer must be nominated to stand for election as a director. Our bye-laws also provide that our board of directors shall at all times consist of between 11 and 17 directors. We currently have 16 directors. Each of our current 16 directors, with the exception of Mr. Kullman, was elected by our shareholders at the special general meeting of our shareholders held on July 19, 2001. An additional director was also elected at this shareholders’ meeting but retired from membership on our board as of December 31, 2002. Mr. Kullman was appointed as a director by the board on July 25, 2001. His appointment as director was ratified by our shareholders at a special general meeting held on June 4, 2002. Our bye-laws provide for the term of office of the current directors to expire at the 2003 annual general meeting of shareholders, which is currently expected to be held in June 2003, and when their successors are elected and qualified.

      Beginning with the 2003 annual general meeting of shareholders, we will have a classified board of directors consisting of three classes:

•	one class to hold office for a term expiring at the first annual general meeting of shareholders following the 2003 annual general meeting of shareholders,

•	one class to hold office for a term expiring at the second annual general meeting of shareholders following the 2003 meeting, and

•	a third class to hold office for a term expiring at the third annual general meeting of shareholders following the 2003 meeting; and

in each case, until their successors have been elected and qualified.

      At each annual general meeting of shareholders following the 2003 annual general meeting of shareholders, the successors to the class of directors whose terms expire at that meeting will be elected for a three-year term and until their successors have been elected and qualified. Other than members of the initial board, the persons nominated to stand for election as directors shall be nominated by the nominating committee of the board of directors. Shareholders also have the right to nominate candidates to stand for election as long as advance notice of this nomination is delivered to the secretary of Intelsat, Ltd. in accordance with our bye-laws. Our bye-laws provide that this advance notice must be delivered at least 14 days and not more than 90 days prior to the date of the meeting. A director may be removed only for cause by a majority of the directors then in office at a meeting of the directors duly called and held. Our board of directors can fill any vacancy occurring as a result of the death, disability, disqualification, removal or resignation of any director, as long as advance notice of any such meeting is given to the director in accordance with our bye-laws. Our board of directors does not currently intend prior to the 2003 annual general meeting of shareholders to fill the vacancy created by the individual who retired from our board as of December 31, 2002.

      Except as described in this paragraph, none of our directors has a contract with us or any of our subsidiaries providing for benefits upon termination of employment. Mr. Kullman, who is also our Chief Executive Officer, has an agreement with us which provides that if he is directly or indirectly involuntarily terminated as Chief Executive Officer, including as a result of a change in control, as defined in the share option plan described below, he will receive a lump sum payment equivalent to the greater of six months’ base salary or one month’s base salary for every year of service up to a maximum of eight months. Accordingly, this lump sum payment would range from a minimum of $275,000 to a maximum of $366,667. The agreement also provides that he would receive executive outplacement assistance and continuation of health benefits throughout the severance pay period, unless comparable benefits become available from another employer, at which point these benefits would end. The agreement provides that an indirect involuntary termination will be deemed to have occurred if Mr. Kullman’s base salary is reduced without his consent, unless a class of other similarly situated executives are likewise affected due to our financial or operating performance, or if his job responsibilities are substantially reduced without his consent. An indirect involuntary termination will also be deemed to have occurred if, without his consent, Mr. Kullman’s resident office is relocated more than 50 miles away from its current location. Notwithstanding the above, if Mr. Kullman’s employment is involuntarily terminated for reasons of willful misconduct or gross negligence, the agreement provides that he will have no right to receive any compensation, benefits or severance pay, other than as required by law or by the terms of a pension or benefit plan. However, under these circumstances, Mr. Kullman would still be entitled to amounts accrued or earned prior to his termination, including earned but unpaid salary, accrued vacation and unreimbursed expenses. Mr. Kullman’s share option award agreement with us also provides that, upon our termination of his employment without cause, as defined in the share option award agreement, or upon his voluntary termination of employment for good reason, also as defined in the share option award agreement, 100% of his unvested options will immediately vest. In addition, each of our other directors has a share option award agreement which provides that upon our termination of his directorship for reasons other than death, disability or retirement, the director may exercise any vested options for a period of one month from the date of termination.

      Our board of directors has an Audit Committee, at least a majority of the members of which are required to be independent directors. Pursuant to its charter and authority delegated by the board of directors, the Audit Committee has sole authority for the engagement, compensation and oversight of our independent auditors, subject to the approval of our shareholders as required under Bermuda law. In addition, the Audit Committee reviews the results and scope of the audit and other services provided by our independent auditors, and also reviews our accounting and control procedures and policies. Currently, the Audit Committee consists of Mr. Gary Howard, Mr. Philippe-Olivier Rousseau, Mr. Robin Turner and Mr. Christopher Vonwiller. The Audit Committee meets at least eight times per year.

      Our board of directors has a Compensation Committee, at least a majority of the members of which are required to be independent directors. Pursuant to its charter, the Compensation Committee oversees the compensation and benefits of our management and our employees, including incentive plans and share option plans, and oversees our management succession plan. Currently, the Compensation Committee consists of Mr. Serge Fortin, Mr. Neal Freeman and Mr. Wolfgang Wagner.

      Bermuda law permits a Bermuda company to indemnify its directors and officers, except in respect of their fraud or dishonesty. We have provided in our bye-laws that our directors and officers and their heirs, executors and administrators will be indemnified and held harmless to the full extent permitted by law out of our assets for all actions, costs, charges, losses, damages and expenses incurred by them in connection with any act done, concurred in or omitted to be done in the execution of their duties, other than in the case of their fraud or dishonesty. In addition, we have provided in our bye-laws that each of our shareholders agrees to waive any claim or right of action, individually or in the right of Intelsat, Ltd., against any director or officer of Intelsat, Ltd. on account of any action taken by such director or officer, or the failure of such director or officer to take any action, in the performance of his duties with us, other than with respect to any matter involving any fraud or dishonesty by the director or officer. The indemnification provided for in the bye-laws is not exclusive of other indemnification rights to which a director or officer may be entitled, provided that these rights do not extend to his fraud or dishonesty.

      Bermuda law also permits us to purchase insurance for the benefit of our directors and officers against any liability incurred by them for the failure to exercise the requisite care, diligence and skill in the exercise of their powers and the discharge of their duties, or indemnifying them in respect of any loss arising or liability incurred by them by reason of negligence, default, breach of duty or breach of trust, as long as this indemnification does not extend to their fraud or dishonesty. Our insurance policy indemnifying our directors and officers as described above does not extend to their fraud or dishonesty.

      At present, there is no pending material litigation or proceeding involving a director or officer of Intelsat, Ltd. where indemnification will be required or permitted. In addition, we are not aware of any threatened material litigation or proceeding that may result in a claim for such indemnification.

D. Employees

      As of December 31, 2002, we and our subsidiaries had a total of 905 employees. These employees consisted of:

•	235 employees in sales and marketing;

•	458 employees in engineering and operations; and

•	212 employees in finance, strategy and business development, and other administrative functions.

      As of December 31, 2002, approximately 858 of our employees were located in the United States, 23 were located in London, England and 6 were located in Bermuda. The remainder of our employees were in various other locations around the world.

      As of December 31, 2001, we and our subsidiaries had a total of 875 employees. These employees consisted of:

•	224 employees in sales and marketing;

•	429 employees in engineering and operations; and

•	222 employees in finance, strategy and business development and other administrative functions.

      As of December 31, 2001, approximately 828 of our employees were located in the United States, 16 were located in London, England and 6 were located in Bermuda. The remainder of our employees were in various other locations around the world.

      As of December 31, 2000, our predecessor, the IGO, had a total of 792 employees.

      On October 9, 2001, we reduced our staff by 105 employees, or approximately 11%, reflecting the elimination of positions that were no longer required after our privatization. We also reorganized some areas of our business to streamline our operations. See Item 5 — “Operating and Financial Review and Prospects” for a discussion of the impact of this staff reduction on our operating expenses and results of operations. The number of employees described above as of December 31, 2001 reflects this workforce reduction.

      Effective December 3, 2002, we reduced our staff by 130 employees, or approximately 12%, reflecting the reorganization of our business to streamline operations in response to market and industry conditions. See Item 5 — “Operating and Financial Review and Prospects” for a discussion of the impact of the December 2002 staff reduction on our operating expenses and results of operations. The number of employees described above as of December 31, 2002 reflects this reduction.

      We believe our relations with our employees are good. None of our employees are represented by unions or covered by any collective bargaining agreements.

E. Share Ownership

      We have established a share option plan for our management and employees, the reservation of shares for which was approved by our shareholders at a special general meeting held on July 19, 2001. The share option plan enables us to make awards of share options to our and our subsidiaries’ eligible employees, directors, independent contractors, advisors and consultants. Subject to adjustment for share splits and similar events, we may grant options to purchase a maximum of 3,333,333 of our ordinary shares under the share option plan.

      Pursuant to our share option plan, options for our ordinary shares have been granted to our directors and to our executive officers and other employees. As of March 12, 2003, options to acquire 2,899,007 of our ordinary shares were outstanding in total. Of this total, options to purchase an aggregate 120,745 ordinary shares were granted in 2002 to our directors and executive officers. This amount includes options to purchase

      Since the privatization in July 2001, we have not declared or paid cash dividends on our ordinary shares. The declaration of dividends by Intelsat, Ltd. is subject to the discretion of our board of directors. Our board of directors will review our dividend policy from time to time in light of the conditions existing at the time, including our financial condition, results of operations, capital requirements, contractual and other relevant legal and regulatory restrictions, general business conditions and such other factors as our board of directors deems relevant. Under Bermuda law, a Bermuda company may not declare or pay dividends if there are reasonable grounds for believing that the company is or, after the payment, would be unable to pay its liabilities as they become due or that the realizable value of the company’s assets would be less than the aggregate of its liabilities and issued share capital and share premium accounts.

ITEM 9.     THE OFFER AND LISTING

      Not applicable.

ITEM 10.     ADDITIONAL INFORMATION

A. Share Capital

      Not applicable.

B. Memorandum and Articles of Association

      The following is a summary of some of the current rights of the holders of our shares. These rights are set out in our memorandum of association and bye-laws or are provided by applicable Bermuda law and may differ from those typically provided to shareholders of U.S. corporations under the corporations laws of some states of the United States. This summary does not purport to be complete and is subject to, and is qualified in its entirety by reference to, all of the provisions of our memorandum of association and bye-laws. For more information, you should read our memorandum of association and bye-laws, copies of which have been filed as exhibits to our Registration Statement on Form F-4, File No. 333-99189, filed on September 5, 2002.

     General

      Intelsat, Ltd. is incorporated as a limited liability company under the Bermuda Companies Act 1981, referred to as the Companies Act. We are registered with the Registrar of Companies in Bermuda under registration number 27484. Our registered office in Bermuda is located at Clarendon House, 2 Church Street, Hamilton HM CX, Bermuda. The objects of our business are set out in paragraph six of our memorandum of association. These objects include providing telecommunications services of all kinds, carrying on business as a holding company and providing financing and financial services to any entity in our group.

      Our bye-laws also specify that we shall provide international public telecommunication services on a commercial basis. Specifically, we will maintain global connectivity and coverage and serve our lifeline connectivity customers, honor our obligations under our LCO contracts and provide non-discriminatory access to our system. This bye-law provision relating to our public service obligations does not create any right of enforcement by our shareholders.

     Share Capital

      Our authorized capital consists of 216,666,666 2/3 ordinary shares, par value $3.00 per share, and 2,500,000 preference shares, par value $3.00 per share. Under our bye-laws, our authorized ordinary shares will increase to 250,000,000 ordinary shares, par value $3.00 per share, as of the closing date of our initial public offering of ordinary shares.

      We have 166,666,755 ordinary shares issued and outstanding, of which 6,284,635 ordinary shares are held by our Intelsat Global Sales subsidiary, and 3,333,333 ordinary shares reserved for issuance under our share option plan. Our share option plan is described in Item 6.E — “Share Ownership” above. Holders of our ordinary shares are generally entitled to one vote per share held of record on all matters submitted to a vote of the shareholders. However, with respect to the election of any of our directors prior to the date of our initial public equity offering, our bye-laws provide that each holder of our ordinary shares will be entitled to cast a number of votes equal to the number of directors to be elected multiplied by the number of shares held by this holder, and that the votes cast by this holder may be divided among any number of candidates up to a maximum number equal to the number of directors to be elected. Other than pursuant to the Member Protection Rights Agreement discussed below under “— Member Protection Rights”, holders of our ordinary shares have no preemptive, redemption, conversion or sinking fund rights. We have no preference shares outstanding.

      On June 4, 2002, our shareholders approved a share consolidation that became effective on that date. Pursuant to the share consolidation, every three of our ordinary shares of $1.00 par value each were consolidated into one ordinary share of $3.00 par value and every three of our preference shares of $1.00 par value each were consolidated into one preference share of $3.00 par value. To reflect the share consolidation, we amended our bye-laws to decrease the number of authorized ordinary shares from 650,000,000 ordinary shares with a par value of $1.00 per share to 216,666,666 2/3 ordinary shares with a par value of $3.00 per share, and to decrease the number of authorized preference shares from 7,500,000 preference shares with a par value of $1.00 per share to 2,500,000 preference shares with a par value of $3.00 per share. Any holder who would have held a fraction of an ordinary share after the share consolidation was issued an additional fraction of an ordinary share so as to round such holder’s shareholding up to the next whole number.

      Pursuant to our bye-laws, and subject to any resolution by our shareholders to the contrary and without prejudice to the rights of holders of any existing shares or class of shares, our board of directors may issue any unissued ordinary shares on terms and conditions that it determines. Preference shares may be issued by our board of directors pursuant to our Member Protection Rights Agreement under the terms and conditions contemplated under our bye-laws authorizing the issuance of such shares, or by resolution of our shareholders. There are no limitations under Bermuda law on the rights of persons who are non-residents of Bermuda to hold or vote our ordinary shares.

          Dividend Rights

      Under Bermuda law, a company’s board of directors may declare and pay dividends from time to time unless there are reasonable grounds for believing that the company is or, after the payment, would be unable to pay its liabilities as they become due or that the realizable value of the company’s assets would thereby be less than the aggregate of its liabilities and issued share capital and share premium accounts. Under our bye-laws, each ordinary share is entitled to dividends if, as and when dividends are declared by our board of directors, subject to any preferred dividend right of the holders of any outstanding preference shares. There are no restrictions on our ability to transfer funds, other than funds denominated in Bermuda dollars, in or out of Bermuda or to pay dividends to U.S. residents who are holders of our ordinary shares.

      Any cash dividends payable to holders of our ordinary shares will be paid to Codan Services Limited, which is our transfer agent, for disbursement to those holders.

          Modifications of Shareholder Rights

      Our bye-laws provide that if our share capital is divided into different classes of shares, the rights attached to any class of shares may be varied by the written consent of three fourths of the issued shares of that class or by a resolution passed by a majority of the votes cast at a separate general meeting of the holders of the shares of that class in accordance with Section 47(7) of the Companies Act. Our bye-laws specify that the creation or issue of shares ranking equally with existing shares will not, unless expressly provided by the terms of issue of those existing shares, vary the rights attached to existing shares.

     Transfers of Shares

      A holder of our ordinary shares may transfer shares to another person by an instrument of transfer substantially in the form set out in our bye-laws. The form must be signed by the transferor and transferee. In the case of fully paid shares, our board of directors may accept a form signed only by the transferor. The transferor will remain the holder of the shares until the transfer has been recorded in our register of shareholders. Our board of directors may refuse to recognize an instrument of transfer unless it is accompanied by the certificate for the shares to which it pertains and by such other evidence the board of directors may reasonably require to evidence the transferor’s right to make the transfer.

     Changes in Capital

      We may from time to time by shareholder resolution passed by a simple majority of the votes cast change the currency of our share capital or increase, alter or reduce our share capital as permitted by the provisions of Sections 45 and 46 of the Companies Act and as provided in our bye-laws.

     Rights Upon Liquidation

      Our bye-laws state that in the event of Intelsat, Ltd.’s liquidation, dissolution or winding up, the holders of our ordinary shares are entitled to share in our assets, if any, remaining after the payment of all of our debts and liabilities, subject to any liquidation preference on any outstanding preference shares. Our bye-laws state that if we are wound up, the liquidator may, upon the resolution of the shareholders, divide all or any part of our assets among our shareholders. The liquidator may, for the purpose of distributing our assets to our shareholders, set the value of our assets and determine how the division of our assets shall be carried out as between our shareholders or any different classes of our shareholders.

     Meetings of Shareholders

      Under Bermuda law, we are required to convene at least one general shareholders’ meeting per calendar year. Under Bermuda law and under our bye-laws, general meetings of our shareholders may be either annual or special. Bermuda law and our bye-laws provide that special general meetings may be called if requested by shareholders holding not less than 10% of the paid-up share capital of the company carrying the right to vote at general meetings. Under our bye-laws and in accordance with Bermuda law, the chairman, the deputy chairman or our board of directors may convene a special general meeting whenever in their judgment it is deemed necessary.

      Our bye-laws require that shareholders be given at least 30 days’, and not more than 60 days’, notice of an annual general meeting and at least 14 days’, and not more than 60 days’, notice of a special general meeting called by the chairman, the deputy chairman or our board of directors. In general, our bye-laws provide that the quorum requirement for a shareholders’ meeting will be satisfied if at least two persons are present in person and represent in person or by proxy in excess of 50% of our total issued and outstanding voting shares.

      Unless required by Bermuda law or specifically provided in our bye-laws, voting at any general meeting of shareholders is generally decided by a simple majority of the votes cast at a meeting at which a quorum is present. If an equal number of votes are cast for and against a resolution, the resolution will fail.

      However, with respect to the election of any of our directors prior to the date of our initial public equity offering, our bye-laws provide that each holder of our ordinary shares will be entitled to cast a number of votes equal to the number of directors to be elected multiplied by the number of shares held by this holder, and that the votes cast by this holder may be divided among any number of candidates up to a maximum number equal to the number of directors to be elected.

      Before the date of our initial public equity offering, we may not take any of the following actions without the approval of shareholders representing at least 60% of our total issued and outstanding voting shares:

•	the creation of any class of shares not already provided for in our bye-laws;

•	any change in our authorized shares as set forth in our bye-laws;

•	any dissolution, liquidation or winding-up of us, other than any transaction in which our shareholders at the time of the transaction become shareholders on the same proportionate basis in an entity which succeeds to all of our assets distributed in the dissolution, liquidation or winding-up;

•	the commencement of any voluntary bankruptcy or similar insolvency proceeding with respect to us;

•	a transaction, other than an intercompany transaction or the creation of a pledge or other security interest in connection with indebtedness for borrowed money, involving the disposition of our or a subsidiary’s assets or the share capital of a subsidiary, if the value of the assets or shares represents more than 25% of the total consolidated assets of us and our subsidiaries prior to the earlier of the consummation of that transaction or the execution of a definitive agreement with respect to that transaction;

•	an amalgamation, merger or consolidation involving us or any of our subsidiaries, other than an intercompany transaction, if the value of the business or assets acquired or disposed of exceeds $1.0 billion;

•	the acquisition by us or any of our subsidiaries of any class of securities of any person, other than our securities or the securities of any of our subsidiaries or securities issued or guaranteed by the U.S. federal government, if the value of those securities exceeds $1.0 billion;

•	the acquisition by us or any of our subsidiaries of substantially all of the assets of any other person or entity, other than us or any of our subsidiaries, if the value of those assets exceeds $1.0 billion; or

•	the entry by us or any of our subsidiaries into any partnership, joint venture, strategic alliance or profit sharing agreement with any person, other than us or any of our subsidiaries, if that transaction involves the contribution or other transfer by us or a subsidiary of assets with a value in excess of $1.0 billion to any such partnership, venture or similar entity.

      In addition to these supermajority vote requirements, our bye-laws require a supermajority vote of our shareholders for amendments to our bye-laws or other actions by us. For information regarding these matters, see “— Mergers, Consolidations, Amalgamations and Business Combinations” and “— Amendment of Memorandum of Association and Bye-laws”. Our bye-laws also provide for different supermajority vote requirements and for certain supermajority quorum requirements from and after the date of our initial public equity offering.

      Every holder of ordinary shares present in person and every person holding a valid proxy is entitled to vote at a general meeting of our shareholders.

      Our bye-laws provide that a shareholder that is a corporation may, by written instrument, authorize any person to act as its representative at any meeting of the shareholders and that this authorized person will be entitled to exercise the same powers on behalf of the corporation as that corporation could exercise if it were an individual shareholder. However, the chairman of the shareholders’ meeting may require those assurances that he deems sufficient as to the right of any person to attend and vote at a general meeting on behalf of a shareholder that is a corporation.

     Access to Books and Records and Dissemination of Information

      Members of the general public have the right to inspect the public documents of a Bermuda company, which are available at the office of the Registrar of Companies in Bermuda. These documents include the company’s memorandum of association, including its objects and powers, and any alterations to its memorandum of association. The shareholders have the additional right to inspect the bye-laws of the company, minutes of general meetings of the company and the company’s audited financial statements, which must be presented at the annual general meeting. The register of shareholders of a company is also open to inspection by shareholders without charge and by members of the general public on the payment of a fee. The register of shareholders is required to be open for inspection for not less than two hours in any business day. However, companies are entitled to close their register of shareholders for up to 30 days in a year. A company is required to maintain its share register in Bermuda but may, subject to the provisions of the Companies Act, establish a branch register outside Bermuda. A company is required to keep at its registered office a register of directors and officers that is open for inspection for not less than two hours in any business day by members of the public without charge. Bermuda law does not, however, provide a general right for shareholders to inspect or obtain copies of any other corporate records.

     Proceedings of Board of Directors

      Our bye-laws provide that our business is to be managed and conducted by our board of directors. The board of directors’ management authority includes full borrowing authority. Bermuda law requires that our directors be individuals, but there is no requirement in our bye-laws or Bermuda law that our directors hold any of our shares.

      As required by the Companies Act and as provided in our bye-laws, a director who is directly or indirectly interested in a contract or proposed contract or arrangement with us must declare the nature of the interest. Following this declaration, and unless disqualified by the chairman of the relevant board meeting, a director may vote in respect of any contract or proposed contract or arrangement in which that director is interested and may be counted in the quorum at the meeting of directors.

     Mergers, Consolidations, Amalgamations and Business Combinations

      Unless a company’s bye-laws provide otherwise, Bermuda law imposes specified director and shareholder approval requirements in connection with the amalgamation of a Bermuda company with an unaffiliated company. In our case, as described above under “— Meetings of Shareholders”, our bye-laws provide that, prior to our initial public equity offering, a merger, consolidation or amalgamation of us or any of our subsidiaries with or into another entity, other than in an intercompany transaction, in which the value of the business or assets acquired by us or disposed of by us exceeds $1.0 billion must be approved by shareholders representing not less than 60% of our total issued and outstanding voting shares. Under our bye-laws, there are also special approval requirements for a business combination with an interested party, as described below. Any other amalgamation will require the approval set forth under the Companies Act, which is the approval of 75% of the votes cast at a meeting at which there must be a quorum of at least two persons holding or representing at least one third of our issued and outstanding voting shares.

      Except as described below, a business combination with an interested party or any of its affiliates requires the approval of at least 75% of our total issued and outstanding voting shares, including at least two thirds of the voting shares held by shareholders other than the interested party. The purpose of this requirement is to ensure that in any business combination with an interested party, all shareholders receive a price per share equal to the highest price paid by the interested party for any shares.

      An interested party according to our bye-laws is a person who beneficially owns more than 15% of our total issued and outstanding voting shares, other than our subsidiaries or an employee benefit plan of us or our subsidiaries. In addition, our bye-laws provide that a person will not be deemed to be an interested party if that person:

•	as of July 18, 2001, individually or with its affiliates, beneficially owned or controlled the voting power of more than 15% of our issued and outstanding ordinary shares, if all of those shares were owned as of that date, such person being referred to as a Grandfathered Member;

•	is affiliated with a Grandfathered Member or is the successor to a Grandfathered Member; or

•	beneficially owns not more than 20% of our outstanding voting shares that were acquired, directly or indirectly, from a Grandfathered Member, if:

—	that person did not beneficially own any other voting shares at the time of the acquisition and does not thereafter acquire beneficial ownership of voting shares, except in an issuance made on a pro rata basis to all shareholders that is approved by our disinterested directors, as defined in our bye-laws, or that is pursuant to our Member Protection Rights Agreement; and

—	that person acquired the voting shares in a transaction that received the prior approval of a majority of our disinterested directors, as defined in our bye-laws.

      A business combination with an interested party will be subject to the supermajority vote requirements described above if it is:

•	a merger, consolidation, amalgamation or binding share exchange with an interested party or any of its affiliates;

•	a sale, pledge or other transfer to or with an interested party or any of its affiliates of our assets or any of our subsidiaries’ assets having a fair market value of $25.0 million or more;

•	the issuance or transfer of our securities or those of any of our subsidiaries to an interested party or any of its affiliates in exchange for consideration of $25.0 million or more, other than issuances upon conversion of convertible securities in the circumstances set forth in our bye-laws;

•	the adoption of a plan or proposal of liquidation or dissolution of us proposed by or on behalf of an interested party or any of its affiliates; or

•	any other transaction involving us or any of our subsidiaries that has the effect, directly or indirectly, of increasing the proportionate share of our outstanding equity securities or securities convertible into equity securities held by an interested party or any of its affiliates.

      Even if an interested party is involved in a transaction, the special vote requirement for interested party transactions may be avoided, and the transaction will be subject to the general amalgamation and merger approval requirements described above, if:

•	the business combination does not involve shareholders receiving any consideration and the business combination is approved by a majority of the disinterested directors or an officer appointed by the disinterested directors to approve any such transactions; or

•	the business combination involves shareholders receiving consideration, and either the business combination is approved by a majority of the disinterested directors or an officer appointed by the disinterested directors to approve any such transactions or the transaction satisfies conditions set forth in our bye-laws relating to:

—	the consideration to be received in the transaction;

—	the involvement of the interested party in the transaction and our affairs;

—	the payment by us of dividends; and

—	whether a proxy statement, including a fairness opinion by an investment bank, has been circulated with respect to the transaction.

     Amendment of Memorandum of Association and Bye-laws

      Bermuda law provides that the memorandum of association of a company may be amended by a resolution passed at a general meeting of shareholders of which due notice has been given. An amendment to the memorandum of association that alters the company’s business objects may require the approval of the Bermuda Minister of Finance, who may grant or withhold approval at his or her discretion. Our bye-laws provide that no bye-law shall be rescinded, altered or amended, and no new bye-law shall be made, unless it shall have been approved by a resolution of our board of directors and by a resolution of the shareholders. Except as described below, an amendment or waiver of any bye-law shall be effective with the approval of a majority of the votes cast at a general meeting of our shareholders.

          Supermajority Voting Requirements

      Some provisions of our bye-laws cannot be amended or waived without approval by a supermajority vote of our shareholders. For example, until the later to occur of July 18, 2013 or the date the public service obligations included in our bye-laws cease to be in effect, no amendment to or waiver of our bye-law relating to our public service obligations shall be effective without the approval of shareholders representing not less than 100% of our total issued and outstanding voting shares.

      In addition, the affirmative vote of shareholders representing at least 75% of our total issued and outstanding voting shares is required to amend or waive our bye-laws relating to the following:

•	the procedures for the nomination of candidates to the board of directors to be elected at the 2003 annual general meeting of shareholders;

•	the classification of our board of directors into three classes beginning in 2003;

•	the term of our directors once our board of directors is classified;

•	the procedure for removing directors;

•	the procedure for filling vacancies on our board of directors;

•	the prohibition on shareholders taking actions by written consent from and after the date of our initial public equity offering;

•	the requirement for advance notice of shareholder proposals;

•	the majority vote required by shareholders at general meetings and votes related to bye-laws or actions covered by a separate supermajority vote or quorum requirement under our bye-laws, such as those described in the paragraph below and under “— Mergers, Consolidations, Amalgamations and Business Combinations” above;

•	the limitations on the beneficial ownership of our voting shares;

•	the authorization of our board of directors to enter into the Member Protection Rights Plan; and

•	business combinations involving interested parties, as described under “— Mergers, Consolidations, Amalgamations and Business Combinations”.

      Our bye-laws also contain supermajority quorum requirements from and after the date of our initial public equity offering. Specifically, there are other provisions of our bye-laws that may be amended or waived upon the approval of a simple majority of the votes cast at a meeting of our shareholders as long as at least two persons representing not less than two thirds of our total issued and outstanding voting shares are present either in person or by proxy at such a meeting.

          Annulment of Amendments of the Memorandum of Association

      Under Bermuda law, the holders of an aggregate of not less than 20% in par value of a company’s issued share capital or any class of a company’s share capital have the right to apply to the Bermuda courts for an annulment of any amendment of the memorandum of association adopted by shareholders at any general meeting, other than an amendment that alters or reduces a company’s share capital as provided in the Companies Act. Where such an application is made, the amendment becomes effective only to the extent that it is confirmed by the Bermuda court. An application for an annulment of an amendment of the memorandum of association must be made within 21 days after the date on which the resolution altering the company’s memorandum of association is passed and may be made on behalf of persons entitled to make the application by one or more of their number as they may appoint in writing for the purpose. No application may be made by shareholders voting in favor of the amendment.

     Appraisal Rights and Shareholder Suits

      Under Bermuda law, in the event of an amalgamation of a Bermuda company with another company or corporation, a shareholder of the Bermuda company who is not satisfied that fair value has been offered for that shareholder’s shares may apply to a Bermuda court within one month of notice of the shareholders’ meeting to appraise the fair value of those shares.

      Class actions and derivative actions are generally not available to shareholders under Bermuda law. The Bermuda courts, however, would ordinarily be expected to permit a shareholder to commence an action in the name of a company to remedy a wrong to the company where the act complained of is alleged to be beyond the corporate power of the company or is illegal or would result in the violation of the company’s memorandum of association or bye-laws. Furthermore, consideration would be given by a Bermuda court to acts that are alleged to constitute a fraud against the minority shareholders or, for instance, where an act requires the approval of a greater percentage of the company’s shareholders than that which actually approved it.

      When the affairs of a company are being conducted in a manner that is oppressive or prejudicial to the interests of some part of the shareholders, one or more shareholders may apply to a Bermuda court. The court may then make such order as it sees fit, including an order regulating the conduct of the company’s affairs in the future or ordering the purchase of the shares of any shareholders by other shareholders or by the company.

     Certain Provisions of Bermuda Law

      We have been designated by the Bermuda Monetary Authority as a non-resident for Bermuda exchange control purposes. This designation allows us to engage in transactions in currencies other than the Bermuda dollar, and there are no restrictions on our ability to transfer funds, other than funds denominated in Bermuda dollars, in and out of Bermuda or to pay dividends to United States residents who are holders of our ordinary shares.

      The Bermuda Monetary Authority has given its consent for the issue and free transferability of our outstanding ordinary shares up to the amount of our authorized share capital from time to time to and between persons who are non-residents of Bermuda for exchange control purposes. Approvals or permissions given by the Bermuda Monetary Authority do not constitute a guarantee by the Bermuda Monetary Authority as to our performance or our creditworthiness. Accordingly, in giving such consent or permissions, the Bermuda Monetary Authority shall not be liable for the financial soundness, performance or default of our business or for the correctness of any opinions or statements expressed in this annual report. Issuances and transfers of ordinary shares involving persons deemed resident in Bermuda for exchange control purposes in some cases require the specific consent of the Bermuda Monetary Authority. We have obtained the permission of the Bermuda Monetary Authority for the issuance and subsequent transfer of up to 20% of our ordinary shares to persons who are resident in Bermuda for exchange control purposes.

      In accordance with Bermuda law, share certificates are issued only in the names of governments, companies, partnerships or individuals. In the case of a shareholder acting in a special capacity, such as a trustee, certificates may, at the request of the shareholder, record the capacity in which the shareholder is acting. Notwithstanding the recording of any special capacity, we are not bound to investigate or see to the execution of any such trust. We will take no notice of any trust applicable to any of our shares, whether or not we have been notified of such trust.

     Member Protection Rights

      Each ordinary share has attached to it a member protection right pursuant to the Member Protection Rights Agreement. The member protection rights initially are represented only by the certificates for the shares and will not trade separately from the shares unless and until:

•	ten business days, or any shorter or longer period that our board of directors may fix by resolution, after the earlier of the date we announce that a person or group, referred to as an acquiring person, has become the beneficial owner of 15% or more of the outstanding ordinary shares, or the date that such person or group becomes the beneficial owner of more than 25% of our ordinary shares; this date is referred to as the flip-in date; or

•	ten business days, or such later date as our board of directors may fix by resolution, after the date a person or group commences a tender or exchange offer that would result in such person or group becoming an acquiring person.

      For the purposes of the Member Protection Rights Agreement, an acquiring person does not include any person who:

•	as of July 18, 2001, individually or with its affiliates, beneficially owned or controlled the voting power of 15% or more of the issued and outstanding ordinary shares, if all of those shares were owned as of that date, such person being referred to as a Grandfathered Member;

•	is a party that is affiliated with a Grandfathered Member or is the successor to a Grandfathered Member in the circumstances specified in the Member Protection Rights Agreement; or

•	becomes the beneficial owner of 15% or more of our issued and outstanding ordinary shares but who acquired beneficial ownership without any intention of gaining control of us, if that person promptly divests, or promptly enters into an agreement with us that is satisfactory to us to divest, sufficient ordinary shares so that the person ceases to be the beneficial owner of 15% or more of the outstanding ordinary shares;

•	beneficially owns ordinary shares consisting solely of one or more of ordinary shares:

—	beneficially owned pursuant to the grant or exercise of an option granted to that person, whom we refer to as an option holder, by us in connection with an agreement to merge with or acquire us, unless those shares were acquired after the flip-in date;

—	beneficially owned by an option holder or its affiliates at the time of grant of that option; and

—	acquired by affiliates of an option holder after the time of the grant which, in the aggregate, amount to less than 1% of the outstanding ordinary shares;

•	beneficially owns not more than 20% of our outstanding ordinary shares, which were acquired, directly or indirectly, from a Grandfathered Member, if

—	that person did not beneficially own any other ordinary shares at the time of acquisition and does not thereafter acquire beneficial ownership of ordinary shares, except in an issuance made on a pro rata basis to all shareholders that is approved by our disinterested directors, as defined in our bye-laws, or that is pursuant to our Member Protection Rights Agreement; and

—	that person acquired the ordinary shares in a transaction which received the prior approval of a majority of our disinterested directors.

      If and when the member protection rights separate and prior to the date of the announcement by us that any person has become an acquiring person, each member protection right will entitle the holder to purchase 1/100 of a preference share for an exercise price equal to four times the initial public offering price of the ordinary shares. Each 1/100 of a preference share would have economic and voting terms equivalent to one ordinary share.

      On the flip-in date, each member protection right, other than member protection rights beneficially owned by the acquiring person or its transferees, which become void, will entitle its holder to purchase, for the exercise price, a number of ordinary shares having a market value of twice the exercise price. Also, if, after the flip-in date, the acquiring person:

•	controls our board of directors and we are involved in a merger or similar form of business combination and:

—	any term of the transaction provides for different treatment of the shares of capital stock held by the acquiring person as compared to the shares of capital stock held by all other shareholders; or

—	the person with whom such transaction occurs is the acquiring person or an affiliate thereof; or

•	controls our board of directors and we sell or transfer assets representing more than 50% of our assets or generating more than 50% of our operating income or cash flow to any person other than one of our wholly owned subsidiaries; or

•	engages in transactions with us relating to the purchase or sale of assets with an aggregate market value of more than $25.0 million, engages in other transactions with us that are not on arm’s-length terms or increases its proportionate share of our equity securities by more than 1% as a result of specified transactions involving our securities;

then each member protection right will entitle its holder to purchase, for the exercise price, a number of ordinary shares with the greatest voting power in respect of the election of directors of either the acquiring person or the other party to that transaction, depending on the circumstances of the transaction, having a market value of twice the exercise price. If any person or group acquires from 15% to and including 50% of our ordinary shares, our board of directors may, at its option, exchange each outstanding member protection right, except for those held by an acquiring person or its transferees, for one ordinary share or 1/100 of a preference share.

      The member protection rights may be redeemed for $0.0001 per member protection right prior to the flip-in date. Our bye-laws permit this redemption right to be exercised by our board of directors.

      The member protection rights will not prevent a takeover of us. However, these rights may cause substantial dilution to a person or group that acquires 15% or more of our ordinary shares unless the member protection rights are first redeemed by our board of directors.

     Certain Anti-Takeover Matters

      In addition to our Member Protection Rights Agreement, our bye-laws include a number of provisions that may have the effect of encouraging persons considering unsolicited tender offers or other unilateral takeover proposals to negotiate with our board of directors rather than pursue non-negotiated takeover attempts. These provisions include:

          Classified Board of Directors

      As described under Item 6.C — “Directors, Senior Management and Employees — Board Practices”, our bye-laws provide for our board of directors to be divided into three classes, beginning with the directors elected at the 2003 annual general meeting. As a result, after the classified board of directors is elected, at least two annual meetings of shareholders may be required for the shareholders to change a majority of our board of directors. In addition, although shareholders may nominate candidates for election to our board of directors, vacancies on our board of directors may be filled only by our board of directors. Our bye-laws also state that a director may be removed only for cause by a majority of the directors then in office at a meeting of the directors duly called and held, as long as the director being removed is given notice of the meeting in accordance with our bye-laws. Pursuant to our bye-laws, our board of directors can fill any vacancy occurring as a result of the death, disability, disqualification, removal or resignation of any director. The classification of directors and the inability of shareholders either to remove directors or to fill vacancies on the board of directors will make it more difficult to change the composition of our board of directors but will promote a continuity of existing management.

          Advance Notice Requirements

      Our bye-laws establish advance notice procedures with regard to shareholder proposals relating to the nomination of candidates for election as directors or new business to be brought before meetings of our shareholders. These procedures provide that notice of shareholder proposals must be timely given in writing to our Secretary prior to the meeting at which the action is to be taken. Prior to the date of our initial public equity offering, notice must be received at our principal executive offices in Bermuda not less than 14 days nor more than 90 days prior to the date of the meeting. In the case of a special general meeting called by the chairman, the deputy chairman or the board of directors, notice of a shareholder proposal also must be delivered not more than seven days after notice of the meeting has been provided. The notice must contain information specified in our bye-laws.

          Amendment of Bye-Laws

      Our bye-laws require the approval of at least 75% of our total issued and outstanding voting shares to amend or waive any of the bye-laws described in this section “— Certain Anti-Takeover Matters”. This requirement will make it more difficult to dilute the anti-takeover effects of our bye-laws.

C. Material Contracts

     Privatization Agreements

      We entered into a number of agreements with our shareholders in connection with the privatization, including a Restructuring Agreement, a Shareholders Agreement and a Registration Rights Agreement.

      We entered into the Restructuring Agreement with most of the IGO’s former Signatories and Investing Entities on July 17, 2001. The Restructuring Agreement provided for the transfer by the IGO of substantially all of its assets and liabilities to us and our subsidiaries. In consideration for the transfer of these assets, we issued ordinary shares directly to each former Signatory or Investing Entity that was a party to the Restructuring Agreement in an amount proportional to its investment share in the IGO. Under the terms of the Restructuring Agreement, each Signatory and Investing Entity party thereto agreed to release and discharge us, the IGO and our affiliates from all obligations relating to the Signatory’s or Investing Entity’s investment share and related obligations. In addition, we agreed in the Restructuring Agreement to indemnify each Signatory and Investing Entity party thereto for any liability arising out of any activity conducted or authorized by the IGO prior to July 18, 2001.

      On July 18, 2001, we entered into the Shareholders Agreement with most of the IGO’s former Signatories and Investing Entities. The Shareholders Agreement includes an agreement by each shareholder to vote in favor of any action requiring a shareholder vote that is reasonably necessary in connection with the implementation of a timely initial public offering that has been recommended by our board of directors. The Shareholders Agreement also contains restrictions on our shareholders’ ability to transfer their ordinary shares and an agreement by the shareholders not to sell or otherwise transfer their ordinary shares for a “lock-up” period of 180 days following the effective date of the registration statement filed in connection with our initial public offering. In addition, the Shareholders Agreement regulates certain other matters of corporate governance, including the composition of our initial board of directors following the privatization, and provides our shareholders with certain information rights, including the right to receive periodic reports from management on the business and quarterly and annual financial reports. In addition, under the terms of the Shareholders Agreement, we have agreed to provide our services in a manner consistent with the core public service principles of global coverage and connectivity, lifeline connectivity and non-discriminatory access. See Item 4.B — “Business Overview — Certain Customer Service Agreements — Novation Agreements — Lifeline Connectivity Obligation Contracts” for a description of these core public service principles. The Shareholders Agreement, except for the provisions relating to the restrictions on transfer, will terminate upon the earlier of July 18, 2011 or the consummation of our initial public offering.

      We also entered into an equity Registration Rights Agreement with many of the IGO’s former Signatories and Investing Entities on July 18, 2001. This Registration Rights Agreement grants to each former Signatory and Investing Entity that is a party to the agreement certain rights that facilitate its ability to offer and sell its ordinary shares on a securities exchange or in a public offering. The rights provided under this agreement, however, are not applicable to any ordinary shares held by a party that can otherwise freely sell its shares. Specifically, no registration rights are available with respect to ordinary shares held by a party that holds, together with its affiliates, less than 5% of the ordinary shares then outstanding and which shares are eligible for sale pursuant to Rule 144(k) under the United States Securities Act of 1933, as amended, referred to as the Securities Act of 1933. In addition, no registration rights are available with respect to ordinary shares held by a party that holds, together with its affiliates, less than 1% of the ordinary shares then outstanding and which shares have been held by such party for at least one year.

board of directors of Galaxy Holdings determines that the aggregate amount of our and TVB Holdings’ cash contributions in 2003, 2004 and 2005 as set forth above is insufficient to fund Galaxy’s start-up and initial operational costs, then we and TVB Holdings are required to make additional cash contributions up to an aggregate of HK$170.1 million. The amount of any such contributions that we and TVB Holdings each would be required to make would be based on percentage ownership in Galaxy Holdings at the time of the contributions.

      Under the subscription and shareholders agreement, we and TVB Holdings each have the right to appoint three of the seven members of the board of directors of Galaxy Holdings. The seventh member of the board of directors is nominated by a nominating committee consisting of two directors appointed by us and one director appointed by TVB Holdings, and TVB Holdings has certain approval rights relating to the individual nominated by the nominating committee. The subscription and shareholders agreement also provides that certain matters relating to Galaxy Holdings and Galaxy require the approval of both us and TVB Holdings until such time as either we hold or TVB Holdings holds less than a specified percentage of the outstanding shares of Galaxy Holdings. We and TVB Holdings have agreed to restrictions on the transfer of shares of Galaxy Holdings, including that any such transfer is subject to the right of first refusal of the other party and that until February 20, 2008 any such transfer is, in most cases, subject to the prior consent of the other party.

      In connection with this agreement, we intend to move one of our satellites to the 85.0° East orbital location to distribute programming for Galaxy’s pay television service upon its launch and expect to build on this distribution agreement to create a broadcast community at 85.0° East. See Item 4.B — “Business Overview — Our Strategy — Position for Growth in Related Businesses and Make Incremental Investments to Support Integrated Services” for information regarding how this transaction relates to our business strategy.

      See also the other items of this annual report for information regarding our material contracts.

D. Exchange Controls

      We have been designated by the Bermuda Monetary Authority as a non-resident for Bermuda exchange control purposes. This designation allows us to engage in transactions in currencies other than the Bermuda dollar, and there are no restrictions on our ability to transfer funds, other than funds denominated in Bermuda dollars, in and out of Bermuda, to pay dividends to United States residents who are holders of our ordinary shares or to pay interest to United States residents who are holders of our 7 5/8% Senior Notes due 2012, our Dragon bond 6 5/8% Notes due 2004, our Eurobond 8 3/8% Notes due 2004 or our Eurobond 8 1/8% Notes due 2005.

E. Taxation

     Bermuda Taxation of Shareholders

      This section describes the current material Bermuda tax consequences of owning our ordinary shares.

      There is currently no Bermuda income or profits tax, withholding tax, capital gains tax, capital transfer tax, estate duty or inheritance tax payable by our shareholders not ordinarily resident in Bermuda in respect of our shares. Furthermore, we have obtained an assurance from the Minister of Finance of Bermuda under the Exempted Undertakings Tax Protection Act 1966 that, in the event that any legislation is enacted in Bermuda imposing any tax computed on profits or income or on any capital asset, gain or appreciation or any tax in the nature of estate duty or inheritance tax, such tax shall not until March 28, 2016 be applicable to us or to any of our operations or to our shares, debentures or other obligations except insofar as such tax applies to persons ordinarily resident in Bermuda or to any taxes payable by us in respect of real property or leasehold interests in Bermuda held by us.

     United States Taxation of Shareholders

      This section describes the material U.S. federal income tax consequences of owning ordinary shares. It applies to a U.S. holder, as defined below, that holds the shares as capital assets for tax purposes. This section does not apply to a U.S. holder that is a member of a special class of holders subject to special rules, including:

•	a dealer in securities,

•	a trader in securities that elects to use a mark-to-market method of accounting for its securities holdings,

•	a tax-exempt organization,

•	a life insurance company,

•	a person liable for alternative minimum tax,

•	a person that actually or constructively owns 10% or more of Intelsat, Ltd. voting shares,

•	a person that holds ordinary shares as part of a straddle or a hedging or conversion transaction, or

•	a person whose functional currency is not the U.S. dollar.

      This section is based on the Internal Revenue Code of 1986, as amended, its legislative history, existing and proposed regulations, published rulings and court decisions, all as currently in effect. These laws are subject to change, possibly on a retroactive basis. There is currently no comprehensive income tax treaty between the United States and Bermuda.

      For purposes of this discussion, a U.S. holder is a beneficial owner of shares that is:

•	a citizen or resident of the United States,

•	a domestic corporation,

•	an estate whose income is subject to U.S. federal income tax regardless of its source, or

•	a trust if a United States court can exercise primary supervision over the trust’s administration and one or more U.S. persons are authorized to control all substantial decisions of the trust.

      U.S. holders should consult their own tax advisors regarding the U.S. federal, state and local and the Bermuda and other tax consequences of owning and disposing of shares in their particular circumstances.

          Taxation of Dividends

      Under the U.S. federal income tax laws, and subject to the passive foreign investment company, or PFIC, rules discussed below, a U.S. holder must include in gross income the gross amount of any dividend paid by Intelsat, Ltd. out of its current or accumulated earnings and profits, as determined for U.S. federal income tax purposes. The dividend is ordinary income that the U.S. holder must include in income when the dividend is actually paid or constructively received. The dividend will not be eligible for the dividends received deduction generally allowed to U.S. corporations in respect of dividends received from other U.S. corporations. Distributions in excess of current and accumulated earnings and profits, as determined for U.S. federal income tax purposes, will be treated as a non-taxable return of capital to the extent of the U.S. holder’s basis in the ordinary shares and thereafter as capital gain.

      Dividends will be income from sources outside the United States, but generally will be “passive income” or “financial services income” which is treated separately from other types of income for purposes of computing the foreign tax credit allowable to the U.S. holder.

          Taxation of Capital Gains

      Subject to the PFIC rules discussed below, upon the sale or other disposition of shares, a U.S. holder will recognize capital gain or loss for U.S. federal income tax purposes equal to the difference between the U.S. dollar value of the amount realized and the U.S. holder’s tax basis, determined in U.S. dollars, in these shares.

Capital gain of a non-corporate U.S. holder is generally taxed at a maximum rate of 20% where the property is held more than one year, and 18% where the property is held for more than five years. The gain or loss will generally be income or loss from sources within the United States for foreign tax credit limitation purposes.

          PFIC Rules

      Intelsat, Ltd. believes that its ordinary shares should not be treated as stock of a PFIC for U.S. federal income tax purposes, but this conclusion is a factual determination that is made annually and thus may be subject to change. If Intelsat, Ltd. were to be treated as a PFIC, unless a U.S. holder elects to be taxed annually on a mark-to-market basis with respect to the ordinary shares of Intelsat, Ltd., gain realized on the sale or other disposition of the ordinary shares of Intelsat, Ltd. held by the U.S. holder would in general not be treated as capital gain. Instead, a U.S. holder would be treated as if such holder had realized such gain and certain “excess distributions” ratably over the holder’s holding period for the shares and would be taxed at the highest tax rate in effect for each such year to which the gain was allocated, together with an interest charge in respect of the tax attributable to each such year.

F. Dividends and Paying Agents

      Not applicable.

G. Statement by Experts

      Not applicable.

H. Documents on Display

      We are subject to the information reporting requirements of the Securities Exchange Act of 1934, as amended, and in accordance with these requirements file reports and other information with the SEC. However, as a foreign private issuer, we are exempt from the rules under the Securities Exchange Act of 1934, as amended, relating to the furnishing and content of proxy statements and relating to short swing profits reporting and liability. In addition, we are not required to file annual, quarterly or current reports and financial statements as frequently or as promptly as U.S. companies whose securities are registered under the Securities Exchange Act of 1934, as amended. However, we will file, as long as we are required to do so, within 180 days after the end of each fiscal year, an annual report on Form 20-F containing consolidated financial statements audited by an independent public accountant. We also intend to file quarterly reports on Form 6-K with the SEC.

      You may inspect copies of the reports and other information that we file with the SEC without charge at the SEC’s Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. Copies of all or any part of these materials may be obtained from the Public Reference Room upon payment of fees prescribed by the SEC. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC also maintains a website that contains registration statements, reports and other information regarding registrants that file electronically with the SEC at <http://www.sec.gov>.

I. Subsidiary Information

      Not applicable.

ITEM 11.     QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

      See the information set forth in Item 5 — “Operating and Financial Review and Prospects” for quantitative and qualitative disclosures about market risk.